

5\12

50



03015424

SECURITI... ISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2004 |
| Estimated average burden hours per response......12.00 |

| SEC FILE NUMBER |
|---|
| 8-33033 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2002___AND ENDING___December 31, 2002___
                                         MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     Ancora Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

2000 Auburn Drive, Suite 420
(No. and Street)

Cleveland                          Ohio                           44122
(City)                            (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher R. Barone                                      (216) 825-4000
                                                  (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – if individual, state last, first, middle name)

27955 Clemens Road          Westlake                Ohio            44145
(Address)                   (City)                  (State)         (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

**Ancora Securities, Inc.**
**Financial Statements and Additional Information**
**For the Year Ended December 31, 2002**

## CONTENTS



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

# Report of Independent Auditors

To The Board of Directors and Stockholders
Ancora Securities, Inc.

We have audited the accompanying statement of financial condition of Ancora Securities, Inc. (a wholly-owned subsidiary of Ancora Capital, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ancora Securities, Inc. at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 2003

## Ancora Securities, Inc.
## Statement of Financial Condition
### December 31, 2002

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 37,590 |
| Accounts receivable from brokers | 83,501 |
| Accounts receivable, other | 11,271 |
| Securities owned, at market value | 327,155 |
| Subordinated note receivable | 50,000 |
| Deferred federal income tax asset | 5,490 |
| Intercompany receivable | 759,159 |
| Other assets | 13,933 |
| **Total assets** | **$1,288,099** |

**Liabilities and stockholder's equity**

Liabilities

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 65,874 |
| Total liabilities | 65,874 |

Stockholder's equity

| | |
|---|---:|
| Convertible preferred stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding | 100,000 |
| Common stock, no par, authorized 12,500 shares, 1,915 shares issued and outstanding | 1,237 |
| Common stock-Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding | 1,000 |
| Paid-in capital | 1,119,142 |
| Retained earnings | 846 |
| Total stockholder's equity | 1,222,225 |
| **Total liabilities and stockholder's equity** | **$1,288,099** |

The accompanying notes are an integral part of these financial statements.

# Ancora Securities, Inc.
## Statement of Operations
### For The Year Ended December 31, 2002

**Revenues**

| | |
|---|---:|
| Commissions | $1,572,140 |
| Interest and dividends | 27,801 |
| Mutual fund fees | 378,228 |
| Gains on securities sales | 11,700 |
| Unrealized (losses) | (3,800) |
| Other income | 24,790 |
| | 2,010,859 |

**Expenses**

| | |
|---|---:|
| Administrative fees | 575,600 |
| Clearing expense | 1,080,150 |
| Commissions | 212,880 |
| Interest expense | 523 |
| Quotes | 67,961 |
| Rent | 4,455 |
| Other taxes | 9,199 |
| Other expenses | 43,667 |
| | 1,994,435 |

| | |
|---|---:|
| Income before federal income taxes | 16,424 |
| Federal tax benefit | 860 |
| **Net Income** | $ 17,284 |

The accompanying notes are an integral part of these financial statements.

## Ancora Securities, Inc.
## Statement of Changes in Stockholder's Equity
## For The Year Ended December 31, 2002

| | Convertible Preferred Stock | Common Stock | Common Stock Class B | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| Balance at January 1, 2002 | $100,000 | $1,237 | $1,000 | $ 1,119,142 | $(16,438) | $1,204,941 |
| Net income | | | | | 17,284 | 17,284 |
| Balance at December 31, 2002 | $100,000 | $1,237 | $1,000 | $1,119,142 | $ 846 | $1,222,225 |

The accompanying notes are an integral part of these financial statements.

# Ancora Securities, Inc.
## Statement of Cash Flows
### For The Year Ended December 31, 2002

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 17,284 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Gain on sale of securities | (11,700) |
| Unrealized (appreciation)depreciation of investments | 3,800 |
| Changes in: | |
| Accounts receivable | 2,301 |
| Accounts receivable, other | 4,368 |
| Deferred federal income tax | (860) |
| Other assets | 2,196 |
| Accounts payable | (361) |
| Net cash provided (used) by operating activities | 17,028 |

**Cash flows from investing activities**

| | |
|---|---:|
| Proceeds from sale of securities | 107,300 |
| Intercompany receivable | (107,300) |
| Net cash provided (used) by investing activities | 0 |

**Cash flows from financing activities**

| | |
|---|---:|
| Net cash provided (used) by financing activities | 0 |
| Net decrease in cash and cash equivalents | 17,028 |
| Cash and cash equivalents at beginning of year | 20,562 |
| Cash and cash equivalents at end of year | $ 37,590 |

**Supplemental disclosures**

The Company paid no income taxes during the year and interest of $523 during the year.

The accompanying notes are an integral part of these financial statements.

## Note A - Organization

Ancora Securities, Inc. (formerly B/D Holdings, Inc.), a wholly-owned subsidiary of Ancora Capital, Inc, is a fully-disclosed registered broker/dealer of securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

As of January 1, 2002, Ancora Securities, Inc. transferred various assets and interests in two subsidiaries to its' parent in exchange for a long-term intercompany receivable of $759,159. Due to this transfer, certain beginning balances have been adjusted to reflect Ancora Securities, Inc. balances only.

## Note B - Summary of Significant Accounting Policies

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable-Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to unrealized gain or loss on investments. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. Income taxes have been calculated on a separate company basis.

Cash and Cash Equivalents-The Company considers cash and money market funds to be cash and cash equivalents.

Investment in Securities
Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

## Note B – Summary of Significant Accounting Policies (Cont'd)

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2002 that could cause a potential obligation.

## Note C – Notes Receivable

The Company holds a subordinated loan note receivable due October 1, 2010 at 9% approved by NASD and is subordinate to claims of other creditors. Its collateral was held in a Pershing account invested in funds managed by the Company's chairman. As of January 2003, the investment was sold and the proceeds were deposited into a bank account.

## Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, Ancora Securities, Inc. had net capital of $337,647 which was $87,647 in excess of its required net capital of $250,000. Ancora Securities Inc.'s ratio of aggregate indebtedness to net capital was .20 to 1.

## Note E – Marketable Securities

At the end of the year, the Company owned the following:

|  | Cost | Market Value |
|---|---|---|
| Mutual funds | $286,800 | $323,400 |
| NASDAQ options | 3,300 | 3,300 (cost) |
| Common stock | 455 | 455 (cost) |
|  | $290,555 | $327,155 |

Unrealized gains or losses are recognized in the current year operations. NASDAQ options are not readily marketable and valued at cost; common stock is valued by management at cost.

## Note F – Intercompany Receivable

In January 2002, the Company transferred various assets and interests in two subsidiaries to its parent, Ancora Capital, Inc. resulting in this receivable.

## Note G – Income Taxes

The federal income tax benefit is the result of deferred federal income taxes calculated at 15%. Deferred federal income tax benefits consist of the following:

| | |
|---|---|
| Unrealized gains on securities | $7,870 |
| Section 179 expense carryforward | (3,600) |
| Depreciation | (3,410) |
| | $ 860 |

The Company has a net operating loss carryforward of $41,468 which will begin to expire in 2021. A deferred tax asset has not been recorded due to uncertainty of its realization.

## Note H – Stockholder's Equity

The Company has outstanding 100 convertible, voting (one share, one vote) perpetual preferred shares callable at $100,000. The preferred shares do not have a stated dividend. One share of preferred is convertible to one share of common at the discretion of the Company or holder. Each share of common stock and common stock Class B have one and ten votes, respectively.

## Note I – Related Party Transactions

During the year, the Company paid $575,600 in administrative fees to its parent. The Company's parent provides office space and personnel in return for its administrative fees. Ancora Capital, Inc owes $759,159 to Ancora Securities, Inc. as of the end of the year without interest or repayment terms.

**Additional Information**

**Ancora Securities, Inc.**
**Computation of Net Capital**
**December 31, 2002**

**Computation of net capital**

| | |
|---|---:|
| Total stockholder's equity | $1,222,225 |
| | |
| Deductions and charges: | |
| Non allowable assets: | |
| Intercompany receivable | 759,159 |
| Subordinated loan receivable | 50,000 |
| Other assets and prepaid expenses | 22,723 |
| | 831,882 |
| Net capital before haircuts on security positions | 390,343 |
| | |
| Haircuts on securities | 52,696 |
| | |
| Net capital | $ 337,647 |

**Computation of basic net capital requirement**

| | |
|---|---:|
| Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67% | $ 4,394 |
| Minimum dollar requirement | $ 250,000 |
| Excess net capital | $ 87,647 |
| | |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ 331,060 |

**Computation of aggregate indebtedness**

| | |
|---|---:|
| Total liabilities | $ 65,874 |
| | |
| Total aggregate indebtedness | $ 65,874 |
| | |
| Ratio of aggregate indebtedness to net capital | .20 to 1 |

**Ancora Securities, Inc.**
**Statement Pursuant to Rule 17a-5(d)(4)**
**December 31, 2002**

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

|  | December 31, 2002 |
|---|---|
| Net capital, as reported in company's form X-17a-5, Part II | $328,916 |
| Net audit adjustments | 8,731 |
| Net capital, as reported in Schedule I | $337,647 |

Inasmuch as Ancora Securities, Inc. is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A.     Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B.     Information relating to the possession or control requirements under Rule 15c3-3.



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

## Report of Independent Auditors on Internal Control

Board of Directors and Stockholders
Ancora Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ancora Securities, Inc. (the "Company") as of December 31, 2002 and for the year then ended, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

11

recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 21, 2003